FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

INDEMNIFICATION POLICY OF

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Approved by the Board of Directors’ Meeting held in

May 31st, 2022

Indemnification Policy of Companhia Brasileira de Distribuição

I          - Introduction

1.                  The purpose of this Indemnification Policy of Companhia Brasileira de Distribuição is to regulate, pursuant to article [39/43] of the Company’s Bylaws, the proceedings for granting indemnity to the Beneficiaries, as defined below, in the event of damage or loss effectively suffered by them as a result of regular exercise of their duties at the Company and/or any of its Subsidiaries, as defined below, even if the beneficiary no longer exercises its role or function.

II      - Definitions

1.1.       Advances has the meaning established in item [18] of this Policy.

1.2.       Beneficiaries means the officers, members of statutory committees, fiscal councilors and other employees of the Company who exercise a management function or role in the Company or its Subsidiaries.

1.3.       Blocking means any type of freeze or blocking of assets, rights or funds held by the Beneficiary (including assets in common with spouse, partner or any family member) that prevents the Beneficiary from meeting his daily living expenses, provided that such expenses are due to a Proceeding.

1.4.       Company means the Companhia Brasileira de Distribuição or its Subsidiaries.

1.5       Indemnification Committee means the committee established by Legal, Internal Audit, Compliance and Treasury departments of the Company.

1.6.       Indemnification Agreement means the agreement entered into between the Company and the Beneficiaries.

1.7.       Expenses means the losses and damages (such as, but not limited to, all the expenses, administrative or judicial, fees of attorneys, experts, retained technical witnesses, or any other specialists, charges, fines, penalties, any kind of freeze or blocking of assets, rights, or funds and judgements) incurred or to be incurred by the Beneficiary or in its benefit.

1.8.       Brazilian Corporations Law means the Law No. 6,404 of December 15, 1976, as amended.

1.9.       Policy means this Indemnification Policy.

1.10.       Proceedings means any claim, investigations, inquiries, and/or administrative, judicial and/or arbitral proceedings, including self-regulation.

1.11.       D&O Insurance means civil liability insurance granted by the Company and/or any of its Subsidiaries.

1.12.       Subsidiary means the company in which Companhia Brasileira de Distribuição directly or through other Subsidiaries, is the holder of partner rights that permanently ensure preponderance in corporate resolutions and the power to elect the majority of officers.

III – Purpose, Object and Scope

2.                  In order to retain qualified professionals, the indemnification commitment aims to ensure, in accordance with the Company’s Bylaws, this Policy and whithin the legal and regulatory limits, the legal and patrimonial protection of the Beneficiaries. The indemnification conditions must guarantee the independence of the decisions and ensure the best interests of the Company.

3.                  The indemnification commitment aims to indemnify the Beneficiary for Expenses arising from Proceedings, due to the regular exercise of their role or function in the Company or in any of its Subsidiaries, provided that, with regard to the Subsidiaries, any of these Proceedings is related to facts or actions that occurred when such Subsidiary was directly or indirectly controlled by the Company, observing the exclusions provided for in this Policy and in the Indemnification Agreement. The Company will not indemnify the Beneficiary in relation to any Proceedings initiated or originated voluntarily by the Beneficiary and not as a defense, except (i) in relation to the Proceedings to the establishment or enforcement of the indemnification commitment provided for in this Policy or (ii) in specific cases if the Company’s Board of Directors has approved the initiation or proposal of such Proceeding.

4.                  The Company will also be responsible for the burdens necessary for the discussion of any Proceedings (such as, for example, provision of guarantees, judicial deposits, etc.).

5.                  The indemnification commitment will cover the regular management acts performed by the Beneficiary (i) since his/her inauguration as a manager of the Company or any Subsidiary or, in the case of employees, since his/her beginning in the position, or (ii) acts performed by previous management and that may be object of a Proceeding involving the Beneficiary, provided that the Beneficiary has not been colluding with them under the terms of article 158, paragraph 4, of Law No. 6,404.

6.                  The indemnification commitment will also cover regular management acts performed by the Beneficiary in any company that is or has been a Subsidiary, when the Beneficiary is, or has been, appointed or elected by the Company to exercise the respective role or function in the Subsidiary, and provided that the Beneficiary has not been indemnified by such Subsidiary.

7.                  The Company will not have any obligation to indemnify the Beneficiary for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages eventually alleged by the Beneficiary, the indemnity or reimbursement being limited to the cases provided for the in this Policy and in the Indemnification Agreement.

8.                  The indemnification commitment must be formalized through the execution, between the Company and the Beneficiary, of the Indemnification Agreement. Both the indication of the Beneficiaries and the terms of the Indemnification Agreement must be approved by the Board of Directors.

IV – Exemption of Liability

9.                  The Company shall be released from its indemnification obligations under this Policy, if the Beneficiary proves to adopt any of the following acts:

(i)	to perform acts outside the exercise of his duties;
(ii)	to perform acts in bad faith, with willful misconduct, gross negligence, or fraud;
(iii)	to perform acts that are not in accordance with applicable law, the bylaws and the policies and codes of the Company and/or any of any of its Subsidiaries or affiliates;
(iv)	to act in his own interest or that of third parties, to the detriment of the corporate interest of the Company or its Subsidiaries;
(v)	indemnifications arising from claims for liability provided for in article 159 of the Brazilian Corporations Law or of compensation for damages provided for in article 11, paragraph 5, II, of Law No. 6,385, of December 7, 1976, as amended;
(vi)	to perform acts of indiscipline, insubordination, abandonment of office, an act detrimental to the honor or the good image/reputation of the Company or its Subsidiaries;
(vii)	to violate the confidentiality of information, data, strategies, or business of the Company or its Subsidiaries or affiliates; or
(viii)	in case any court, tribunal, regulator and/or administrative/governmental body having jurisdiction, determines that the indemnification commitment set forth herein is not lawful.

10.               The Company shall not indemnify the Beneficiary if a final decision by a court or tribunal having jurisdiction over the matter or any change after the date of this Policy in any applicable law, statute or rule, determines that the payment of any such indemnification by the Company is against applicable law.

V – D&O Insurance

11.               The indemnification commitment is supplementary to any D&O Insurance coverage. Thus, commercially reasonable efforts must first be used to seek, as far as legally possible, full indemnification of the Beneficiary’s Expenses under the D&O Insurance before indemnifying the Beneficiary, under the terms of this Policy and Indemnification Agreement.

12.               In case of justified urgency, such as in the case of Blocking or for compliance with deadlines, including those imposed by regulatory or self-regulatory entities, the Company shall make payments in advance to the Beneficiaries, provided that the payment of such advances is previously evaluated by the Indemnity Committee and approved by the Board of Directors and the D&O Insurance is activated before the payment of the advance by the Company.

13.               In the event that an indemnity or an advance becomes available from the insurer after any indemnity or advance has been made by the Company or its Subsidiaries, as applicable, to the Beneficiary (or to third parties on its behalf) in connection with any Proceeding, then (i) to the extent possible, the Company and the Beneficiary shall request from the insurer that the indemnity or advance under the insurance be made directly to the Company, or (ii) in the case of the Beneficiary (or third party on his behalf) directly receive the indemnity or advance under the D&O Insurance, the Beneficiary shall, within a period of up to 10 (ten) business days, reimburse the Company in any amount equivalent to the amount actually received by him from the respective insurer.

VI – Proceeding and Approvals

Notification

14.               If the Beneficiary appears as a defendant or is in any way involved in any Proceedings, he shall notify the Company as soon as possible regarding the competent summons, notice, subpoena, letter, or equivalent instrument, including in such report a copy of all documents and information available to him.

Measures by the Company

15.                Notwithstanding the process of internal evaluation and approval of Expenses, as determined below, the Company shall proceed as soon as possible after receiving a Notice from the Beneficiary, so as not to compromise timely compliance with the deadlines for the defense of the Beneficiary in the Proceedings, as well as, as the case may be, provide security and guarantees in favor of the Beneficiary, in order to avoid the blocking or constriction of assets of the Beneficiary, his spouse, partner/companion, or family member as a result of a Proceeding.

16.               Upon receiving a Notice from the Beneficiary, the Company, with the assistance and agreement of the Beneficiary, shall retain a law firm to represent the Beneficiary, in the event that there is no attorney previously appointed in the Proceedings in favour of the Beneficiary, and, when appropriate, instruct the respective attorneys, as far as possible, with a view to the best defence of the Beneficiary. If there is already an attorney appointed in the Proceedings, the Company shall accept as reasonable and necessary the hiring of separate attorneys for the Beneficiary, if this is necessary due to a potential or actual conflict of interest among any beneficiaries and directors or between the Beneficiary and the Company. Any conflicts of interest shall be analysed under the terms of the internal evaluation process indicated below, except in cases of urgency, in which event analysis of the conflict of interest shall be permitted to be conducted after the attorney has been retained, provided such engagement is limited in scope, exclusive for the adoption of advisable urgent legal measures.

17.               If the Company, for any reason, does not retain a law firm under the terms above,

and in the event that there is urgency in the adoption of legal measures in the Proceedings or even for the preparation of the defence of the Beneficiary, the Beneficiary may proceed with the hiring of an attorney of his free choice, provided that such engagement is limited in scope, exclusive for the adoption of the advisable urgent legal measures. In this event, the Company shall reimburse, or cause its Subsidiaries to reimburse, the payment of any attorneys' fees that the Beneficiary may have paid to the law firm. Any reimbursements by the Company or its Subsidiaries and commitments to return amounts by the Beneficiary in accordance with this purpose shall be made without any requirement of guarantees or interest.

Blocking

18.               In the event of a Blocking, provided that such expenses are due to a Proceeding, the Company shall, after the internal evaluation by the Indemnification Committee and approval by the Board of Directors, within 5 (five) business days of delivery of the documents evidencing the constriction or unavailability, advance, or cause its Subsidiaries to advance, to the Beneficiary, or to the person appointed by him for such purpose, monthly compensation corresponding to 100% (one hundred percent) of his regular monthly remuneration (the "Advance"), so long as the effects of the freeze or blocking persist, so as to allow the Beneficiary to meet his daily living expenses.

19.               The Advance to the Beneficiary (i) may be made through an attorney-in-fact, expressly appointed by the latter for such purpose, by means of a deposit into the current account of the attorney-in-fact, and (ii) shall be accompanied by a commitment to return the Advance to the to the Company or its Subsidiaries adjusted for inflation based on the positive variation in the IPCA-IBGE (or a substitute index) in the period, if it is proven that the Beneficiary has no right to be indemnified under this Agreement. Any reimbursements by the Company or its Subsidiaries and commitments to return the Advance by the Beneficiary in accordance with this section shall be made without any requirement of guarantees or application of interest.

20.               The Beneficiary shall reimburse the Company for all Advances made in accordance with terms above, within a maximum period of 5 (five) business days, as of the date of termination of the effects of the freeze or Blocking of its assets, rights, or funds, regardless of the result of the Proceedings that gave rise to the Blocking. If the end of the effects of freezing or Blocking is only partial, the reimbursement of the Advances to be made by the Beneficiary shall also be partial, following the same proportion from the end of the effects of the freeze or Blocking.

Settlements

21.               Any execution of extrajudicial or judicial settlements, consent orders, or consent decrees, or any other type of agreement or transaction, on the part of the Officer, within the scope of or arising from a Proceeding, shall only entitle the Officer to the indemnity established in this Agreement if the Company has previously consented in writing to the terms and conditions of such settlements, consent orders, or consent decrees.

Internal Evaluation

22.                After receiving a Notice from the Beneficiary, the Company shall initiate an internal evaluation to be coordinated by the Indemnification Committee to determine whether the Expenses are due to a regular act of management performed by the Beneficiary in the exercise of his duties and that none of the scenarios for exemption of the Company's liability provided for in this Policy is applicable to the case.

23.               The Indemnification Committee may rely on the advice of independent third-party consultants to assist in this determination, if necessary.

Expense Approval

24.               The conclusion of the internal evaluation shall be duly formalized in an opinion and submitted for approval by the Company’s competent governance body, as follows:

(i)       it shall be incumbent upon the Board of Directors of the Company, by a majority of its members, to approve the Expenses should the Proceedings involve any member of the management of the Company or of its Subsidiaries.

(ii)       it shall be incumbent on the Extraordinary General Meeting, by majority of votes of those present, to approve the Expenses in the event that the acts carried out in relation to the Proceedings involve (i) more than half of the Company’s officers and directors or each of its Subsidiaries; (ii) more than half of the members of the Company’s Board of Directors or each of its Subsidiaries, as applicable, or (iii) in case of divergence between the vote of the majority of the members of the Company's Board of Directors and the opinion from the internal evaluation.

25.               The participation of the Beneficiary in the meetings or discussions concerning approval of the payment of Expenses on his behalf and dealt with in this Agreement is prohibited, in compliance with the provisions of article 156 of the Brazilian Corporations Law.

26.               The opinion from the internal evaluation and the decision of the competent corporate body regarding a request for indemnification shall consider the reasonableness of the amounts involved, as well as all the information and documents then available to evaluate the request for indemnification of Expenses made by the Officer, including the reasons why the respective act of management is covered or is not covered by the Indemnification Agreement.

27.               Once there is a favorable response from the competent corporate body under the terms of the Clauses above, the claims subsequent to the initial request for indemnification of reasonable expenses, aligned with market practices and strictly related to the Proceedings analyzed, shall be reviewed exclusively by the Indemnification Committee or by the Board of Directors, in the event of a conflict of interest of more than one member of the Indemnification Committee.

28.               The opinion from the internal evaluation and the decision by the competent corporate body may be reviewed at any time, provided that new information or facts are identified that may substantially and demonstrably alter the decision already reached in favor of or against the Officer. The identification of such information or new facts shall be subject to an opinion to be issued by a law firm to be chosen by the Company, which shall be considered in the respective review of the opinion from the internal evaluation and decision by the competent corporate body previously issued.

29.               In any case, in the event that the Company’s decision is to not indemnify the Officer for the expenses incurred in relation to a Proceeding, such decision may be reviewed in the event of a final unappealable decision absolving the Officer from such Proceeding, or in a Proceeding brought strictly for the purpose of reviewing the final decision finding the Officer liable.

Deadline for Payments of Expenses

30.               The internal evaluation and approval procedure must be completed within 30 (thirty) days counted from receipt by the Company of the Beneficiary’s communication, and such analysis period may be extended, justifiably, for an equal period. In cases of advance payments in which the procedure described above must be completed on an emergency basis, the deadline for completion will be 5 (five) business days, provided that it is not necessary to hold an Extraordinary Shareholders’ Meeting and without prejudice to further evaluation.

31.               If the completion of the internal evaluation and the decision by the competent corporate body is in favor of indemnification of the Expenses, the Company shall carry out, or cause its Subsidiaries to carry out, payment of the Expenses to the Officer or the person he has appointed for this purpose or for the benefit of the Officer, within (i) 10 (ten) business days after the decision of the competent Corporate body, except in the cases of Clauses 17 and 18, in which the payment must be made on the same date of the approval of the Expense, observing the deadlines provided for in such clauses, or (ii) in accordance with the time limit established in the Proceeding, whichever is longer.

32.               Any and all Expenses paid to the Officer or the person he appointed for this purpose shall be paid without any tax deduction or withholding, unless required by law. If a certain tax deduction or withholding is required by applicable laws and regulations, the Company shall pay, or cause its Subsidiaries to pay, to the Officer, or the person designated by him, an amount which, after the applicable tax deduction or withholding, would result in the Officer (or third party) receiving the same amount as the Officer (or third party) would be entitled to receive in the absence of any tax deduction or withholding.

33.               Whenever the Company makes payment of an Expense, it shall automatically be subrogated in the right of the Officer to receive any compensation, including that arising from D&O Insurance, as applicable.

Returno of Expenses

34.               If (i) the Company determines that the Proceeding resulted from any act or conduct adopted by the Officer that falls under any of the events causing exclusion of the right to indemnification provided for in this Agreement, including through review of a decision already adopted by the internal evaluation and the competent corporate body, or (ii) once the Proceeding has received a final and unappealable decision on the matter, as the case may be, it comes to be determined that the Proceedings resulted from any act or conduct adopted by the Officer that falls under any of the scenarios excluding the right to indemnification provided for in this Agreement, the Officer shall, within a period of up to 10 (ten) business days after receiving notice from the Company, reimburse the Company for the Expenses that have been advanced or paid, adjusted for inflation as of the date of the respective disbursement by the Company until the date of its effective reimbursement by the Officer, based on the positive variation of the IPCA-IBGE index (or substitute index) in the period, without prejudice to any action for liability to be filed by the Company under the terms of Brazilian Corporations Law.

VII - Failure to Comply with the Rules of this Policy

35.               Any violation of the provisions of this Policy that comes to attention of the Company’s management must result in the adoption of appropriate measures in this regard, ensuring the effectiveness of the Policy, and must also be reported to the Corporate Governance and Sustainability Committee. The Company may, at its sole discretion, adopt any corrective and/or sanctioning disciplinary measures against violators of this Policy.

This Policy was approved at the Company’s Bord of Directors’ Meeting held on May 31st, 2022.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 6, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.